SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                 SPACEDEV, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    846241107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846241107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd.
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,734,507 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTIG
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,734,507 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,734,507 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

         *Based on 37,382,460 shares of common stock, par value $0.001 per share (the "Shares"), of SpaceDev, Inc., a Colorado corporation (the "Company"), outstanding as of November 6, 2007, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") and PSource Structured Debt Ltd. ("PSource" together with the Fund, the "Investors"), collectively, held (i) a warrant (the "June Warrant") to acquire 200,000 Shares at an exercise price of $0.63 per Share for the first 125,000 Shares acquired thereunder, $0.69 per Share for the next 50,000 Shares acquired thereunder and $0.80 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (ii) a warrant (the "Second June Warrant") to acquire 50,000 Shares at an exercise price of $0.6625 per Share, (iii) a warrant (the "August Warrant") to acquire 487,000 Shares at an exercise price of $1.77 per Share, subject to certain adjustments, (iv) a warrant (the

"October Warrant" and together with the June Warrant and the August Warrant, the "Early Warrants") to acquire 450,000 Shares at an exercise price of $1.93 per Share, subject to certain adjustments, (v) a warrant (the "January Warrant") to acquire 139,203 Shares at an exercise prices of $1.51 per Share, (vi) 2,108,674.04 shares of Series C Convertible Preferred Stock (the "Series C Preferred"), par value $.001 per share, which is convertible into Shares at a conversion rate of $0.62 per Share, subject to certain adjustments, (ix) 2,309,259.19 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which is convertible into Shares at a conversion rate of $1.48 per Share, subject to certain adjustments, and (x) 3,089,164 Shares. Each of the Early Warrants and the Series C Preferred contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant and the Series D Preferred contain an issuance limitation currently prohibiting the Investors from exercising those Securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the Early Warrants and in the Series C Preferred may be revoked upon 75 days notice by the holder thereof. Additionally, the 4.99 Issuance Limitation in the June Warrant and the Second June Warrant is automatically null and void in an event of default (as defined in the applicable instrument). Also, the 4.99 Issuance Limitation in the August Warrant is automatically null and void upon delivery of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company. PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund and PSource reported in this Schedule 13G, as amended.

CUSIP No. 846241107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,734,507 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,734,507 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,734,507 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

         *Based on 37,382,460 shares of common stock, par value $0.001 per share (the "Shares"), of SpaceDev, Inc., a Colorado corporation (the "Company"), outstanding as of November 6, 2007, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") and PSource Structured Debt Ltd. ("PSource" together with the Fund, the "Investors"), collectively, held (i) a warrant (the "June Warrant") to acquire 200,000 Shares at an exercise price of $0.63 per Share for the first 125,000 Shares acquired thereunder, $0.69 per Share for the next 50,000 Shares acquired thereunder and $0.80 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (ii) a warrant (the "Second June Warrant") to acquire 50,000 Shares at an exercise price of $0.6625 per Share, (iii) a warrant (the "August Warrant") to acquire 487,000 Shares at an exercise price of $1.77 per Share, subject to certain adjustments, (iv) a warrant (the "October Warrant" and together with the June Warrant and the August Warrant, the "Early Warrants") to acquire 450,000 Shares at an exercise price of $1.93 per Share, subject to certain adjustments, (v) a warrant (the "January Warrant") to acquire 139,203 Shares at an exercise prices of $1.51 per Share, (vi) 2,108,674.04 shares of Series C Convertible Preferred Stock (the "Series C Preferred"), par value $.001 per share, which is convertible into Shares at a conversion rate of $0.62 per Share, subject to certain adjustments, (ix) 2,309,259.19 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which is convertible into Shares at a conversion rate of $1.48 per Share, subject to certain adjustments, and (x) 3,089,164 Shares. Each of the Early Warrants and the Series C Preferred contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant and the Series D Preferred contain an issuance limitation currently prohibiting the Investors from exercising those Securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the Early Warrants and in the Series C Preferred may be revoked upon 75 days notice by the holder thereof. Additionally, the 4.99 Issuance Limitation in the June Warrant and the Second June Warrant is automatically null and void in an event of default (as defined in the applicable instrument). Also, the 4.99 Issuance Limitation in the August Warrant is automatically null and void upon delivery of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company.
 PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund and PSource reported in this Schedule 13G, as amended.

     CUSIP No. 846241107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PSource Structured Debt Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,734,507 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,734,507 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,734,507 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

         *Based on 37,382,460 shares of common stock, par value $0.001 per share (the "Shares"), of SpaceDev, Inc., a Colorado corporation (the "Company"), outstanding as of November 6, 2007, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") and PSource Structured Debt Ltd. ("PSource" together with the Fund, the "Investors"), collectively, held (i) a warrant (the "June Warrant") to acquire 200,000 Shares at an exercise price of $0.63 per Share for the first 125,000 Shares acquired thereunder, $0.69 per Share for the next 50,000 Shares acquired thereunder and $0.80 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (ii) a warrant (the "Second June Warrant") to acquire 50,000 Shares at an exercise price of $0.6625 per Share, (iii) a warrant (the "August Warrant") to acquire 487,000 Shares at an exercise price of $1.77 per Share, subject to certain adjustments, (iv) a warrant (the "October Warrant" and together with the June Warrant and the August Warrant, the "Early Warrants") to acquire 450,000 Shares at an exercise price of $1.93 per Share, subject to certain adjustments, (v) a warrant (the "January Warrant") to acquire 139,203 Shares at an exercise prices of $1.51 per Share, (vi) 2,108,674.04 shares of Series C Convertible Preferred Stock (the "Series C Preferred"), par value $.001 per share, which is convertible into Shares at a conversion rate of $0.62 per Share, subject to certain adjustments, (ix) 2,309,259.19 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which is convertible into Shares at a conversion rate of $1.48 per Share, subject to certain adjustments, and (x) 3,089,164 Shares. Each of the Early Warrants and the Series C Preferred contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant and the Series D Preferred contain an issuance limitation currently prohibiting the Investors from exercising those Securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the Early Warrants and in the Series C Preferred may be revoked upon 75 days notice by the holder thereof. Additionally, the 4.99 Issuance Limitation in the June Warrant and the Second June Warrant is automatically null and void in an event of default (as defined in the applicable instrument). Also, the 4.99 Issuance Limitation in the August Warrant is automatically null and void upon delivery of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company.
 PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund and PSource reported in this Schedule 13G, as amended.

     CUSIP No. 846241107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,734,507 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,734,507 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,734,507 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

         *Based on 37,382,460 shares of common stock, par value $0.001 per share (the "Shares"), of SpaceDev, Inc., a Colorado corporation (the "Company"), outstanding as of November 6, 2007, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") and PSource Structured Debt Ltd. ("PSource" together with the Fund, the "Investors"), collectively, held (i) a warrant (the "June Warrant") to acquire 200,000 Shares at an exercise price of $0.63 per Share for the first 125,000 Shares acquired thereunder, $0.69 per Share for the next 50,000 Shares acquired thereunder and $0.80 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (ii) a warrant (the "Second June Warrant") to acquire 50,000 Shares at an exercise price of $0.6625 per Share, (iii) a warrant (the "August Warrant") to acquire 487,000 Shares at an exercise price of $1.77 per Share, subject to certain adjustments, (iv) a warrant (the "October Warrant" and together with the June Warrant and the August Warrant, the "Early Warrants") to acquire 450,000 Shares at an exercise price of $1.93 per Share, subject to certain adjustments, (v) a warrant (the "January Warrant") to acquire 139,203 Shares at an exercise prices of $1.51 per Share, (vi) 2,108,674.04 shares of Series C Convertible Preferred Stock (the "Series C Preferred"), par value $.001 per share, which is convertible into Shares at a conversion rate of $0.62 per Share, subject to certain adjustments, (ix) 2,309,259.19 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which is convertible into Shares at a conversion rate of $1.48 per Share, subject to certain adjustments, and (x) 3,089,164 Shares. Each of the Early Warrants and the Series C Preferred contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant and the Series D Preferred contain an issuance limitation currently prohibiting the Investors from exercising those Securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the Early Warrants and in the Series C Preferred may be revoked upon 75 days notice by the holder thereof. Additionally, the 4.99 Issuance Limitation in the June Warrant and the Second June Warrant is automatically null and void in an event of default (as defined in the applicable instrument). Also, the 4.99 Issuance Limitation in the August Warrant is automatically null and void upon delivery of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company. PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund and PSource reported in this Schedule 13G, as amended.

CUSIP No. 846241107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,734,507 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,734,507 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,032,520 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

         *Based on 37,382,460 shares of common stock, par value $0.001 per share (the "Shares"), of SpaceDev, Inc., a Colorado corporation (the "Company"), outstanding as of November 6, 2007, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") and PSource Structured Debt Ltd. ("PSource" together with the Fund, the "Investors"), collectively, held (i) a warrant (the "June Warrant") to acquire 200,000 Shares at an exercise price of $0.63 per Share for the first 125,000 Shares acquired thereunder, $0.69 per Share for the next 50,000 Shares acquired thereunder and $0.80 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (ii) a warrant (the "Second June Warrant") to acquire 50,000 Shares at an exercise price of $0.6625 per Share, (iii) a warrant (the "August Warrant") to acquire 487,000 Shares at an exercise price of $1.77 per Share, subject to certain adjustments, (iv) a warrant (the "October Warrant" and together with the June Warrant and the August Warrant, the "Early Warrants") to acquire 450,000 Shares at an exercise price of $1.93 per Share, subject to certain adjustments, (v) a warrant (the "January Warrant") to acquire 139,203 Shares at an exercise prices of $1.51 per Share, (vi) 2,108,674.04 shares of Series C Convertible Preferred Stock (the "Series C Preferred"), par value $.001 per share, which is convertible into Shares at a conversion rate of $0.62 per Share, subject to certain adjustments, (ix) 2,309,259.19 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which is convertible into Shares at a conversion rate of $1.48 per Share, subject to certain adjustments, and (x) 3,089,164 Shares. Each of the Early Warrants and the Series C Preferred contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant and the Series D Preferred contain an issuance limitation currently prohibiting the Investors from exercising those Securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the Early Warrants and in the Series C Preferred may be revoked upon 75 days notice by the holder thereof. Additionally, the 4.99 Issuance Limitation in the June Warrant and the Second June Warrant is automatically null and void in an event of default (as defined in the applicable instrument). Also, the 4.99 Issuance Limitation in the August Warrant is automatically null and void upon delivery of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company.
 PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund and PSource reported in this Schedule 13G, as amended.

Item 1(a). Name of Issuer: SPACEDEV, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:
           13855 Stowe Drive, Poway, CA 92064

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd.

           This Schedule 13G, as amended, is also filed on behalf of Laurus
           Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Ltd., a closed-ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin.
           Laurus Capital Management, LLC manages Laurus Master Fund, Ltd.
           Laurus Capital Management, LLC manages PSource Structured Debt
           Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. and PSource Structured Debt Ltd.
           Information related to each of Laurus Capital Management, LLC,
           PSource Structured Debt Ltd., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of  Principal  Business  Office or if none,  Residence:
           c/o Laurus Capital  Management,  LLC
           335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 846241107

Item 3.    Not Applicable

Item 4.    Ownership:

       (a) Amount Beneficially Owned: 3,734,507 shares of Common Stock*

       (b) Percent of Class: 9.99%*

       (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 0 shares of Common
                    Stock*

               (ii) shared power to vote or to direct the vote: 3,734,507 shares of Common Stock*

               (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

               (iv) shared power to dispose or to direct the disposition of:
                    3,734,507 shares of Common Stock*

Item 5.    Ownership of Five Percent or Less of a Class: Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.    Identification  and  Classification  of  Members  of  the  Group:
           Not applicable

Item 9.    Notice of Dissolution of Group: Not applicable

Item 10.   Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------
         *Based on 37,382,460 shares of common stock, par value $0.001 per share (the "Shares"), of SpaceDev, Inc., a Colorado corporation (the "Company"), outstanding as of November 6, 2007, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") and PSource Structured Debt Ltd. ("PSource" together with the Fund, the "Investors"), collectively, held (i) a warrant (the "June Warrant") to acquire 200,000 Shares at an exercise price of $0.63 per Share for the first 125,000 Shares acquired thereunder, $0.69 per Share for the next 50,000 Shares acquired thereunder and $0.80 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (ii) a warrant (the "Second June Warrant") to acquire 50,000 Shares at an exercise price of $0.6625 per Share, (iii) a warrant (the "August Warrant") to acquire 487,000 Shares at an exercise price of $1.77 per Share, subject to certain adjustments, (iv) a warrant (the "October Warrant" and together with the June Warrant and the August Warrant, the "Early Warrants") to acquire 450,000 Shares at an exercise price of $1.93 per Share, subject to certain adjustments, (v) a warrant (the "January Warrant") to acquire 139,203 Shares at an exercise prices of $1.51 per Share, (vi) 2,108,674.04 shares of Series C Convertible Preferred Stock (the "Series C Preferred"), par value $.001 per share, which is convertible into Shares at a conversion rate of $0.62 per Share, subject to certain adjustments, (ix) 2,309,259.19 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which is convertible into Shares at a conversion rate of $1.48 per Share, subject to certain adjustments, and (x) 3,089,164 Shares. Each of the Early Warrants and the Series C Preferred contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant and the Series D Preferred contain an issuance limitation currently prohibiting the Investors from exercising those Securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the Early Warrants and in the Series C Preferred may be revoked upon 75 days notice by the holder thereof. Additionally, the 4.99 Issuance Limitation in the June Warrant and the Second June Warrant is automatically null and void in an event of default (as defined in the applicable instrument). Also, the 4.99 Issuance Limitation in the August Warrant is automatically null and void upon delivery of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company.
 PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund and PSource reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2008
                                              ---------------------------
                                              Date

                                              LAURUS MASTER FUND, LTD.

                                              /s/ Eugene Grin
                                              ---------------------------
                                              Eugene Grin
                                              Director


                                   APPENDIX A

A.                                  Name: Laurus Capital Management, LLC, a
                                    Delaware limited liability company
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Place of Organization:        Delaware

B.    Name:                         PSource Structured Debt Ltd.,
                                    A closed-ended company incorporated with
                                    limited liability in Guernsey
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Place of Organization:        Delaware

C.    Name:                         Eugene Grin
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  United States

D.    Name:                         David Grin
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  Israel

Each of Laurus Capital Management, LLC, PSource Structured Debt, Ltd., Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ Eugene Grin
-------------------------------------
    Eugene Grin
    Principal
    February 14, 2008

PSource Structured Debt, Ltd.

/s/ Eugene Grin
-------------------------------------
    Eugene Grin
    Principal
    February 14, 2008


/s/ Eugene Grin
-------------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2008


/s/ David Grin
-------------------------------------
    David Grin, on his individual behalf
    February 14, 2008